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                     [NATIONAL BANCSHARES CORPORATION LOGO]
Dear Fellow Shareholders:

     On July 30, 2001, the Board of Directors of National Bancshares Corporation of Texas ("NBT") approved an Agreement and Plan of Merger ("Merger Agreement") providing for the acquisition of NBT by International Bancshares Corporation ("IBOC"). In accordance with the Merger Agreement, IBOC, through a wholly owned subsidiary has commenced an offer to purchase all outstanding shares of NBT common stock for $24.75 per share, in cash. The completion of the offer is subject to, among other things, at least two-thirds of NBT's outstanding shares, determined on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. Following completion of the offer and the satisfaction or waiver of certain other conditions, an IBOC subsidiary will be merged with and into NBT, and each outstanding NBT share (other than shares held by IBOC or NBT) will be converted into the right to receive $24.75 in cash.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER; HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, NBT AND ITS SHAREHOLDERS; AND RECOMMENDS THAT NBT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER. KEEFE, BRUYETTE & WOODS, INC. ("KBW"), A RESPECTED INTERNATIONAL INVESTMENT BANKING FIRM SPECIALIZING IN THE BANKING INDUSTRY AND NBT'S FINANCIAL ADVISOR, HAS GIVEN ITS OPINION THAT THE CONSIDERATION SHAREHOLDERS WILL RECEIVE IN THE OFFER AND MERGER IS FAIR FROM A FINANCIAL POINT OF VIEW TO SUCH SHAREHOLDERS.

     In arriving at its recommendation, the NBT Board of Directors have given careful consideration to a number of factors which are described in the attached
Schedule 14D-9.

     Among the reasons the Board of Directors approved the Merger Agreement are:

     - That KBW has given its opinion that the consideration shareholders will receive in the offer and the merger is fair from a financial point of view to such shareholders. The full text of the opinion of KBW, which sets forth the procedures followed, factors considered, and assumptions made by KBW, is attached to this Schedule 14D-9. You are urged to read it in its entirety.

     - The price being offered for NBT's shares reflects a substantial premium over the market price for NBT's shares at any time since NBT emerged from reorganization in 1992, and a 33.8% premium over the closing price of the shares on July 30, the day before announcement of the Merger Agreement.

     - NBT's core banking business is in slow growth areas with low margins, and competition for loans and deposits is increasing. A strategy to remain independent will require a substantial increase in marketing and capital expenditures by NBT without any assurance that the strategy will be successful. Given these and other factors, the majority of the Board of Directors believes the market price of NBT's shares is not likely to trade at prices above the price being offered in the offer in the reasonably foreseeable future.

     Accompanying this letter and Schedule 14D-9 is IBOC's tender offer, dated August 9, 2001, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and the merger and additional information on how to tender your shares. Two directors of NBT voted against entering into the Merger Agreement and a brief discussion of the reasons behind their opposition, and the contrasting view of the majority of the Board of Directors, is included in the Schedule 14D-9, which you are urged to read. If you need assistance in tendering your shares, please contact
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the Information Agent for the offer, Innisfree M&A Incorporated, at the following address and telephone number:

                                [INNISFREE LOGO]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll Free: (888) 750-5834

     On behalf of the majority of the Board of Directors and management of NBT, we thank you for your support.

Sincerely,

/s/ Marvin E. Melson
Marvin E. Melson
President and Chief Executive Officer